Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Stein Mart, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-148007, 333-160248, 333-181933) on Form S-8 of Stein Mart, Inc. of our reports dated April 11, 2016, with respect to the consolidated balance sheets of Stein Mart, Inc. and subsidiaries as of January 30, 2016 and January 31, 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended January 30, 2016, and the effectiveness of internal control over financial reporting as of January 30, 2016, which reports appear in this Form 10-K.

/s/ KPMG LLP

April 11, 2016

Jacksonville, Florida

Certified Public Accountants